

Mail Stop 4561

September 7, 2006

Erika Rottenberg, Esquire
Senior Vice President, General Counsel
     and Secretary
SumTotal Systems, Inc.
1808 North Shoreline Boulevard
Mountain View, California 94043

Re: SumTotal Systems, Inc.
        Supplemental response to Registration Statement on Form S-3
        Submitted on September 1, 2006
        File No. 333-134645
        Form 10-K for the year ended December 31, 2005
        Filed March 28, 2006
        File No. 0-50640

Dear Ms. Rottenberg,

        We have reviewed your supplemental response of September 1, 2006. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended June 30, 2006

Part I – Financial Information, page 4

Item 4. Controls and Procedures, page 47

1. We refer you to prior comment 3. Please revise your disclosure to identify the party or parties responsible for creating and implementing the referenced initiatives for the quarters ending December 31, 2005, March 31, 2006 and June 30, 2006.

2. We refer you to comment 5 of our letter dated June 28, 2006. We continue to believe that your disclosure should be revised to discuss the changes in internal control over financial reporting during the quarter ended December 31, 2005 in the level of detail provided to the staff in response to comment 5. As we previously noted, rather than amending your Form 10-K for the year ended December 31, 2005, you may revise your Form 10-Q for the period ended June 30, 2006 to disclose these changes. Also, the discussion of your changes in internal control over financial reporting should disclose the dates when the implementation of each change was commenced and, to the extent applicable, was completed, and any key periods in between. To the extent that the initiatives remain subject to testing, please disclose. When does management expect that the material weaknesses will be remediated?

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Jeffrey Werbitt at (202) 551-3456 or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Katherine A. Martin, Esquire
        Wilson Sonsini Goodrich & Rosati
        Professional Corporation
        650 Page Mill Road
        Palo Alto, California 94304